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                             August 5, 2022

       Christopher Sorrells
       Chief Executive Officer
       Spring Valley Acquisition Corp. II
       2100 McKinney Ave, Suite 1675
       Dallas, TX 75201

                                                        Re: Spring Valley
Acquisition Corp. II
                                                            Amendment No. 7 to
Registration Statement on Form S-1
                                                            Filed July 22, 2022
                                                            File No. 333-253156

       Dear Mr. Sorrells:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2022 letter.

       Amendment No. 7 to Registration Statement on Form S-1 filed July 22,
2022

       Risk Factors
       If we seek shareholder approval of our initial business combination, our sponsor, directors, executive officers, advisors..., page 43

   1. We note disclosure that your sponsor, officers, directors, advisors and affiliates may purchase shares from
public shareholders for the purpose of voting those shares in favor of a proposed business
combination, thereby increasing the likelihood of the completion of the combination.
Please explain how such purchases would comply with the
                                                        requirements of Rule
14e-5 under the Exchange Act. Refer to Tender Offer Rules and
                                                        Schedules Compliance
and Disclosure Interpretation 166.01 for guidance.
 Christopher Sorrells
Spring Valley Acquisition Corp. II
August 5, 2022
Page 2
General

2. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
      Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
       You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                            Sincerely,
FirstName LastNameChristopher Sorrells
                                                            Division of
Corporation Finance
Comapany NameSpring Valley Acquisition Corp. II
                                                            Office of Real
Estate & Construction
August 5, 2022 Page 2
cc:       Matthew R. Pacey
FirstName LastName